UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,

5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On June 5, 2024, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) entered into a definitive share purchase agreement with the current shareholders of THE SOCIAL PROXY Ltd. (the “Social Proxy”) an AI web data company, developing and powering a unique ethical, IP based, proxy and data extraction platform for AI and BI Applications at scale (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company will acquire all of the issued and outstanding share capital of Social Proxy on a fully diluted basis (the “Transaction”) in exchange for (a) the issuance by the Company to the shareholders of the Social Proxy, by way of a private placement, such number of ADSs of the Company, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company and (b) the payment of US$430,000 to the shareholders of the Social Proxy.

In addition, as part of the Transaction, the shareholders of Social Proxy will be issued additional warrants, which may only be exercised upon reaching certain financial measured milestones (the “Milestones”) within a period of up to three (3) years from the closing of the Transaction.

The Purchase Agreement contains customary representations and warranties, agreements and obligations and conditions to closing, all as are customary for transactions of this nature, including, without limitation, the approval of the Transaction by the Company’s shareholders and receipt of necessary government or third-party approvals, if required.

The Purchase Agreement also provides that at the closing, the Company shall provide Social Proxy with evidence that it retains a certain Minimum Equity of Cash (as defined therein) and that until the earlier of (i) the lapse of a six (6) months period commencing as of the closing of the Transaction and (ii) the date of achievement of the first Milestone, the ADS’s to be issued pursuant the Purchase Agreement shall be held in escrow with an independent escrow agent. During the escrow period, current shareholders of the Social Proxy shall be entitled to exercise all of the rights that the ADSs would entitle the holder of such ADSs in the capital of the Company, excluding the right to attend and vote at a general meeting of the Company.

Social Proxy will operate as fully owned subsidiary of the Company and its shareholders will be entitled to appoint two (2) representatives to the Company’s board of directors out of a total of up to seven (7) directors.

The foregoing summary of the material terms of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed herewith as Exhibit 99.1 and incorporated by reference herein.

The Transaction is part of the Company’s strategy to expand its assets portfolio with high potential assets.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether all conditions precedent in the Purchase Agreement will be satisfied, whether the closing of the Transaction will occur and whether the Company will achieve its goals. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

Exhibit Index

Exhibit No.	Description
99.1	Share Purchase Agreement
99.2	Press release issued June 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2024	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer

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